May 27, 2005

Christopher Doyle
Direct Dial 212-806-5641
Direct Fax 212-806-2641
cdoyle@stroock.com

Jeffrey Riedler
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

Re:	Specialty Underwriters’ Alliance, Inc. Form S-1 filed on April 22, 2005 File No. 333-124263

Dear Mr. Riedler:

We are writing on behalf of Specialty Underwriters’ Alliance, Inc. (the “Company”) in response to the Staff’s comment letter dated April 28, 2005 related to the above-referenced Form S-1. Concurrently with the submission of this response to the comment letter, we are filing, on behalf of the Company, Amendment No. 1 to the Form S-1 (“Amendment No. 1”).

A courtesy copy of Amendment No. 1 which is being filed on the date hereof with the Securities and Exchange Commission is being sent to you by courier service to assist in your review. This Amendment No. 1 has been marked to reflect all changes from the original filing. The page references in this letter refer to the page number of the courtesy copy where the disclosure has been revised.

Securities and Exchange Commission
May 27, 2005

Set forth below are the Staff’s numbered comments and the Company’s responses:

Form S-1

1.	It appears from the Principal and Selling Stockholders table on page 54 that some of the selling shareholders may be broker-dealers or affiliates of a broker-dealer. Please identify which of the selling security holders are either broker-dealers or affiliates of a broker-dealer.

Friedman, Billings, Ramsey Group, Inc. (“FBR”) is an affiliate of a broker-dealer and the disclosure has been revised accordingly. Please see footnote (2) on page 53.

2.	Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

None of the selling security holders are broker-dealers.

3.	In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•	The selling security holder purchased in the ordinary course of business; and

•	At the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Securities and Exchange Commission
May 27, 2005

If a selling security holder is an affiliate of the broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

FBR is an affiliate of a broker-dealer and we have added the appropriate disclosure in footnote (2) on page 53.

Form 10-K

4.	We note the disclosure on page 24 of your Form 10-K that your CEO and CFO “concluded that the design and operation of [your] disclosure controls and procedures are sufficient.” Please note that Item 307 of Regulation S-K requires disclosure regarding the “effectiveness” of these controls and procedures. Please amend the Form 10-K to state either that the disclosure controls and procedures are “effective” or that they are “ineffective.” If you state they are ineffective, please also identify the specific controls and procedures that lead management to this conclusion.

The Company has informed us, and represents to the Staff, that with respect the review of the design and operation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer did conclude that the disclosure controls and procedures were “effective” and intended such meaning with the words “are sufficient.” Furthermore, the Company represents that in all future filings it will state either that the disclosure controls and procedures are effective or that they are ineffective, and, if they are deemed to be ineffective, the Company will

Securities and Exchange Commission
May 27, 2005

identify the specific controls and procedures that lead management to such conclusion.

As discussed with the Staff, based on these representations by the Company, the Company will not file an amendment to the Form 10-K.

After you have had the opportunity to review the enclosed, please do not hesitate to call me at 212-806-5641 or Christian Porwoll at 212-806-5508 with any questions or further thoughts you might have.

Sincerely yours,

/s/ Christopher Doyle

Christopher Doyle

cc: Scott Goodreau, Esq.